UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WHIRLPOOL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3932	38-1490038
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

2000 North M-63, Benton Harbor, Michigan	49022-2692
(Address of principal executive offices)	(Zip Code)

D. Jeffrey Noel, Corporate Vice President, Communications, telephone: 269-923-0107

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Whirlpool Corporation’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.whirlpoolcorp.com/responsibility/supplier_code_of_conduct.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by this Item 1.02 is filed as Exhibit 1.02 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WHIRLPOOL CORPORATION

By:	/s/ David T. Szczupak	Date: May 30, 2014
Name:	David T. Szczupak
Title:	Executive Vice President, Global Product Organization

EXHIBIT INDEX

Exhibit No.	Document

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.